SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Ecopetrol S.A announces results for the second quarter and the first half of 2011

•
Corporate Group production for the first half of 2011 was 19.9% higher than in the same period of 2010. Production for the second quarter of 2011 grew by 22.3% compared to the second quarter of the previous year.

•	Revenues, operating income, EBITDA and net income for Ecopetrol S.A. during the first half of 2011 grew by 46.7%, 83.8%, 72.1% and 74.8%, respectively, compared to the first half of the previous year.
•	Net income of Ecopetrol S.A. during the first half of 2011 amounted to COP$6,819.0 billion, equivalent to COP$168.48 per share.

BOGOTA, July 21, 2011/ — Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) announced its unaudited financial results today, both consolidated as well as unconsolidated, for the second quarter and first half of 2011, prepared and filed in accordance with the Public Accountancy Legal Framework (Regimen de Contabilidad Publica - RCP) of the Colombian General Accounting office, in Colombian pesos (COP$).

Highlights of Ecopetrol’s financial results

Unconsolidated (Ecopetrol S.A.)
(COP$ Billion)	2Q 2011*	2Q 2010*	%	1H 2011*	1H 2010*	%
Total sales	13,821.9	9,133.2	51.3%	26,221.1	17,874.8	46.7%
Operating profit	5,450.5	2,693.2	102.4%	10,827.3	5,891.4	83.8%
Net Income	3,414.3	1,805.0	89.2%	6,819.0	3,901.7	74.8%
Earnings per share (COP$)	84.36	44.60		168.48	96.40
EBITDA	6,834.2	3,635.7	88.0%	13,323.4	7,742.1	72.1%
EBITDA Margin	49%	40%		51%	43%

Consolidated (Ecopetrol S.A. and Subsidiaries)
(COP$ Billion)	2Q 2011 *	2Q 2010 *	%	1H 2011*	1H 2010*	%
Total sales	16,218.2	10,214.4	58.8%	30,605.8	20,432.1	49.8%
Operating profit	5,988.4	2,543.4	135.4%	11,667.1	6,159.9	89.4%
Net Income	3,751.3	1,767.0	112.3%	6,861.6	3,721.3	84.4%
Earnings per share (COP$)
EBITDA	7,571.0	3,579.6	111.5%	14,441.4	8,034.4	79.7%
EBITDA Margin	47%	35%		47%	39%

* Not audited, for illustration purposes only

Ecopetrol´s CEO, Javier Gutiérrez, stated: “In the first half of 2011 we had historically high financial and operating results. We made investments to maintain high rates of production growth, to keep improving our transportation infrastructure, to move forward with consolidation of our business group and to work on the modernization projects of our refineries. Moreover, we kept stable operations despite external factors, such as a harsh rain season.

Company operations grew significantly. Ecopetrol’s exports in the first half of 2011 grew by 36.8% when compared to the first half of 2010, driven by our commercial efforts and the expansion of our infrastructure. I would like to highlight that as an important step in the diversification of markets for our crudes, in June we loaded – in record time - the first tanker with two million barrels of crude headed for China.

Finally, with regard to financial management I would highlight not only the excellent financial results for the first half of the year, but also that, as of June 28, 2011, we have received investment grade ratings according to the three rating agencies that follow us (Standard & Poors, Fitch and Moody’s).”

Ecopetrol S.A presents its results
for the second quarter and the first half of 2011

Table of contents

I. Financial and operating results		4

a.	Availability of crude oil and refined products	4

b.	Sales volumes	5

c.	Prices of crudes and products	7

d.	Financial results	8

e.	Cash position	10

f.	Segment results	10

g.	Balance sheet	12

II. Business aspects		13

a.	Exploration	13

b.	Production	15

c.	Refining	17

d.	Transportation	19

e.	Biofuels	20

f.	Investment plan	21

g.	Risk rating	21

III. Organizational consolidation and corporate social responsibility (CSR)		21

a.	HSE Performance (Health, Safety and Environment)	21

b.	Science and technology	22

c.	Savings and prevented costs	22

d.	Social investment	22

e.	Acknowledgements	23

IV. Financial results of Ecopetrol and its subsidiaries (consolidate		24

V. Presentation of results		25

VI. Exhibits		27

VII. Subsidiaries results		33

I. Financial and operating results

a.	Availability of crude oil and refined products

The availability of Ecopetrol crude oil and refined products is summarized in the following table:

Ecopetrol S.A. (unconsolidated)
Gross oil and gas production

(MBOED)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	577.7	464.4	24.4%	557.4	458.3	21.6%
Natural Gas	96.7	94.9	1.9%	97.7	97.1	0.6%
Total	674.4	559.3	20.6%	655.1	555.4	18.0%

(-) Royalties
(MBOED)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	88.6	68.6	29.2%	85.7	68.0	26.0%
Natural Gas	20.5	18.8	9.0%	20.6	19.3	6.7%
Total	109.1	87.4	24.8%	106.3	87.3	21.8%

(=) Net oil and gas production
(MBOED)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crudo	489.1	395.8	23.6%	471.7	390.3	20.9%
Gas natural	76.2	76.1	0.1%	77.1	77.8	(0.9)%
Total	565.3	471.9	19.8%	548.8	468.1	17.2%

Purchase volume (MBOED)*	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	191.9	177.8	7.9%	182.0	175.5	3.7%
Products	5.6	2.8	100.0%	6.2	6.0	3.3%
Natural Gas	37.2	37.6	-1.1%	36.2	38.6	(6.2)%
Total Purchases	234.7	218.2	7.6%	224.4	220	2.0%

Imports volume (MBD)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Products	72.1	67.2	7.3%	71.2	65.3	9.0%

* Purchase volume includes royalties from Ecopetrol and other companies
** Does not include inventories variations

The main source of hydrocarbons for the operations of Ecopetrol S.A. was the net production of crude oil and natural gas, which during the first half of 2011 increased by 17.2% when compared to the same period in 2010. Net production for the second quarter of 2011 increased by 19.8% compared to the second quarter of the previous year.

During the second quarter of the year, a higher volume of royalties (which are included in the table under crude oil and gas purchases) was purchased given the continuous growth in the production of the country.

In addition, as a result of the Galan-Salgar multipurpose pipeline interruption during May and June, the Company increased propane purchases in order to guarantee the supply of LPG to the largest cities of the country.

Regarding natural gas, decreasing demand reduced sales during the first half of the year.

The volume of imported products, increased by 9.0% in the first six months of 2011 compared to the same period in 2010, and in the second quarter of 2011 it grew by 7.3% compared to the second quarter of the previous year, due to a greater volume of imports of: 1) the solvent naphtha for the increasing heavy crude transportation, 2) gasoline and jet fuel to comply with previously acquired  commitments, 3) propane and gasoline to meet demand given limitations in supply resulting from a particularly harsh rainy season and 4) low price gasoline and diesel in accordance with the agreement with PDVSA . Imports of low sulfur content diesel fell significantly in the first half of 2011 due to the start of operations of the hydro treatment unit at Barrancabermeja in August 2010, which now produces low sulfur content diesel.

Imports of supplementary products in the market for polyethylenes (high density and linear resins), lubricant base oils and methanol.

b.	Sales volumes

The table below summarizes the Company’s sales volumes during the second quarter and first half of 2011 as compared to the same periods of 2010:

Ecopetrol S.A. (unconsolidated)
Sales volume

Local sales volume (MBOED)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	4.2	3.5	20.0%	3.2	3.0	6.7%
Natural Gas	68.3	99.0	(31.0)%	70.4	100.6	(30.0)%
Gasoline	63.0	61.7	2.1%	65.8	63.1	4.3%
Medium Distillates	108.8	100.8	7.9%	107.0	102.6	4.3%
LPG and propane	14.8	16.5	(10.3)%	15.9	16.7	(4.8)%
Fuel oil	0.5	1.2	(58.3)%	0.6	1.4
Industrial and Petrochemical	16.1	12.8	25.8%	16.4	14.0	17.1%
Total Local Sales	275.7	295.5	(6.7)%	279.3	301	(7.3)%

Export sales volume (MBOED)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	385.0	304.5	26.4%	385.4	289.4	33.2%
Products	60.1	56.0	7.3%	55.8	49.0	13.9%
Natural Gas	24.0	-		22.5	0.6	3,650.0%
Total Export Sales	469.1	360.5	30.1%	463.7	339	36.8%

Sales to free trade zone (MBOED)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	76.1	77.5	(1.8)%	77.1	78.3	(1.5)%
Products	2.3	2.0	15.0%	2.4	2.0	20.0%
Natural Gas	2.4	3.0	(20.0)%	2.4	2.6	(7.7)%
Total sales to free trade zone	80.8	82.5	(2.1)%	81.9	83	(1.2)%

Total sales volume	825.6	738.5	11.8%	824.9	723	14.0%

International market (56.2% of sales in the first half of 2011):

Ecopetrol´s exports grew 36.8% in the first half of 2011 when compared to the same period of the previous year, and by 30.1% in the second quarter of 2011 when compared to the second quarter of 2010, primarily driven by:

•       Crude: The higher exported volume of crudes was due mainly to the greater production and transportation of Castilla crude. In June 2011 the first vessel of 2 million barrels departed from the port of Coveñas, as part of the strategy to increase sales to the Far East.

•       Products: Exports of refined products were greater in the first half of 2011 compared to the same period of 2010 mainly due to growing exports of fuel-oil and difficulties in 2010 associated with evacuation from the Barrancabermeja refinery because of the low navigability of the Magdalena River.

•       Natural gas: A significant increase in exports of natural gas in the first half of 2011 was due to the termination of regulatory restrictions at the end of 2010 that had prioritized supply to the national market during the El Niño phenomenon in 2010.

The following table summarizes main destinations for crude and product exports:

Export destinations - Crudes			Export destinations - Products
Destination	1H 11	1H 10	Destination	1H 11	1H 10
US Gulf Coast	47.1%	59.1%	Caribbean	36.2%	3.6%
Far East	27.2%	22.3%	US Gulf Coast	35.9%	42.5%
US West Coast	11.5%	5.6%	US Atlantic Coast	17.1%	3.6%
South America	6.8%	5.1%	Far East	3.5%	44.9%
Caribbean	2.8%	0.0%	Europe	3.4%	3.4%
Europe	2.2%	0.0%	South America	2.0%	2.0%
Central America	1.7%	5.9%	Central America	1.9%	0.0%
Canada	0.7%	1.0%		100%	100%
Africa	0.0%	1.0%
US Atlantic Coast	0.0%	0.0%
	100%	100%

Local market (43.8% of sales in the first half of 2011):

Sales volume in the first half of 2011 was 7.3% lower than in the same period of the previous year. The volume of sales in the second quarter of 2011 was 6.7% lower than in the same period in 2010. The following trends drove the local market:

1)	Growth in sales volumes for the following products:
a.	Medium distillates: Higher demand due to industry growth.
b.	Gasolines: Higher demand due to the lower availability of ethanol for blending.
c.	Crudes: Implementation of commercial strategies in 2011 to increase sales to third parties.
d.	Industrial and petrochemicals: Highway development in Colombia as well as the reconstruction of roads gave rise to an increase in asphalt sales.

2)	Reduction of sales volumes of the following products:
a.	Natural gas: Domestic sales of natural gas decreased significantly compared to the previous year once the El Niño phenomenon in 2010 ended.
b.	LPG and propane: Fewer deliveries of LPG was due to the damage of certain lines during the winter season.
c.	Fuel-oil: The lower availability of trucks and the closing of certain roads during the winter affected the delivery of fuel-oil to customers.

c.	Prices of crudes and products

Prices	2Q 2011	2Q 2010%		1H 2011	1H 2010%
WTI (average) (US$/Bl)	102.5	78.0	31.4%	98.4	78.4	25.5%
Export crude oil basket (US$/Bl)	104.2	68.9	51.2%	96.7	70.1	37.9%
Crudes sold to free trade zone (US$/Bl)	111.3	72.6	53.3%	102.7	74.9	37.1%
Export products basket (US$/Bl)	99.6	69.1	44.1%	94.5	69.3	36.4%
Products sold to free trade zone (US$/Bl)	123.4	-	N/A	115.1	-	N/A
Natural gas basket (US$/MMBTU)	4.3	-	N/A	4.2	2.8	50.0%
Gas sold to free trade zone (US$/MMBTU)	4.2	3.8	10.5%	4.2	3.7	13.5%
* Includes exports to free trade zones

Prices for Ecopetrol crude and products were higher than those registered in the previous year, both cumulative prices for the first half of 2011 as well as those for the second quarter. The price of WTI in the second quarter and the first half of 2011 was above the price for the same periods in 2010, mainly due to the geopolitical situation in the Middle East.

The price for the export basket of crudes was marked by lower discounts against WTI in the export basket, due to 1) the strength of Brent, 2) Ecopetrol’s strategy of diversification to destinations other than the Gulf Coast of the United States, and 3) the placement of a larger percentage of sales to final consumers.

The price of the export basket of products increased as well, due to the strengthening of fuel oil prices, mainly during the second quarter of 2011.

Regarding natural gas prices, the price of regulated gas from the Guajira field increased 9.5% in the second quarter of 2011 when compared to the same period of 2010 driven by an increase in WTI prices. The price of gas that is exported to Venezuela increased when compared to the previous year because between January and September of 2010, no exports took place given the higher demand in the local market and therefore, the price registered for 2010 corresponds to the price at the beginning of January 2010.

d.	Financial results

Unconsolidated Income Statement
(COP$ Billion)	2Q 2011 *	2Q 2010 *	%	1H 2011 *	1H 2010 *	%
Local Sales	4,412.9	3,372.8	30.8%	8,502.4	6,755.6	25.9%
Export Sales	7,617.6	3,997.0	90.6%	14,274.9	8,340.9	71.1%
Sales to free trade zone	1,440.5	1,440.6	(0.0)%	2,743.0	2,136.8	28.4%
Sales of services	350.9	322.9	8.7%	700.8	641.5	9.2%
Total Sales	13,821.9	9,133.2	51.3%	26,221.1	17,874.8	46.7%

Variable Costs	6,018.3	4,508.9	33.5%	10,830.0	8,346.4	29.8%
Fixed Costs	1,630.9	1,357.8	20.1%	2,914.6	2,571.1	13.4%
Cost of Sales	7,649.3	5,866.7	30.4%	13,744.6	10,917.5	25.9%
Gross profit	6,172.6	3,266.5	89.0%	12,476.5	6,957.3	79.3%
Operating Expenses	722.1	573.3	26.0%	1,649.1	1,065.9	54.7%
Operating Profit	5,450.5	2,693.2	102.4%	10,827.3	5,891.4	83.8%
Non Operating Loss	(470.4)	(285.7)	64.6%	(754.9)	(611.0)	23.6%
Income tax	(1,565.8)	(602.4)	159.9%	(3,253.4)	(1,378.7)	136.0%
Net Income	3,414.3	1,805.0	89.2%	6,819.0	3,901.7	74.8%

Earnings per share (COP$)	$84.36	$44.60	89.1%	$168.48	$96.40	74.8%
EBITDA	6,834.2	3,635.7	88.0%	13,323.4	7,742.1	72.1%
EBITDA Margin	49%	40%		51%	43%

* Not audited, for illustration purposes only

Operating revenues increased 51.3% in the second quarter of 2011 when compared to the same period in 2010, mainly explained by: 1) the rise in international reference prices in 2011, which raised the prices of exported crudes by 51.2%, while prices for exported products rose 44.1%; 2) a 30.1% increase in volumes exported (not including sales to Free Trade Zones); 3) a decrease of 6.7% in local sales volume, primarily of fuel-oil and natural gas; and 4) the adverse effect of the 7.11% revaluation of the Colombian peso against the dollar between the two periods.

For the first semester results, operating revenues grew by 46.7% driven by: 1) higher prices of export crude basket (+37.9%), and 2) Growth of 36.8% of exported volumes.

The cost of sales in the second quarter of 2011 showed a net increase of 30.4% compared to the same quarter in 2010. This fluctuation was mainly due to the net increase of 33.5% in variable costs, explained by: 1) greater volumes of crude purchased from the ANH (1,980 MBLS); 2) a rise in volumes and reference prices for imports of the following products: naphtha solvents for the transportation of heavy crude (1,331 MBLS), turbofuel (73 MBLS) and gasolines (219 MBLS), offset by: 3) the decline in imports of low sulfur content diesel (1,297 MBLS) compared to the same quarter for 2010; 4) an increase in costs associated with hydrocarbons transport services; and 5) a higher value of the amortization of investments in oil-producing areas resulting from new capitalizations and increased production in the second quarter of 2011.

Final inventories of crudes and products at the end of the second quarter of 2011 decreased by COP$159.7 billion, mainly due to higher sales of medium distillates to wholesalers.

The 20.1% increase in fixed costs compared to the same quarter of the previous year is primarily explained by increased operational activity, mainly: 1) an increase in depreciation expenses for new capitalizations corresponding to the second quarter of 2011 in the amount of COP$85.5 billion, 2) contracted services in the amount of COP$ 142.2 billion and 3) maintenance activities for transportation systems in the amount of COP$54.3 billion.

Regarding cumulative results for the first half of 2011 compared to the same period for the previous year, cost of sales rose by 25.9% (COP$2,827 billion) largely due to an increase in variable costs 29.8% primarily explained by: 1) an increase in purchases of hydrocarbons in terms of price and volume from ANH and third parties, in the amount of COP$1,167 billion; 2) imported products in the amount of COP$ 653 billion, represented by imports of naphtha and low sulfur diesel; 3) amortization and depletion in the amount of COP$484 billion, explained by increased production and greater capitalizations; and 4) hydrocarbon transportation services in the amount of COP$127 billion.

Fixed costs for the first half of 2011, as compared with the same period of the previous year, grew by 13.4% (COP$ 343.5 billion), mainly due to 1) depreciation in the amount of COP$164 billion, for new capitalizations and 2) contracted services in the amount of COP$ 139 billion, as a result of costs for services contracted with respect to increasing our participation in some of our association contracts and the related increase in production.

In the second quarter of 2011, operating expenses increased 26% compared to the same quarter in 2010. This increase was due mainly to expenditures for exploration and seismic study projects, unsuccessful explorations and investments in new exploratory blocks. The cumulative results for the six-month period compared to the previous year was an increase of COP$583 billion, mainly due to expenditures on trading of COP$134 billion, labor expenses of COP$47 billion and expenses for exploration and projects of COP$371 billion.

Operating margin for the second quarter of 2011 was 39.4%, compared to 29.5% for the same period in 2010.

The non-operating loss in the second quarter was COP$470 billion, greater than the COP$284 billion loss registered in the second quarter of 2010, mainly due to hedge operations of COP$383 billion (crude differential), offset by income in companies recognized by the equity method of COP$216 billion

Non-operating loss increased by COP$143.9 billion for the first half of 2011 compared to the same period of last year, primarily due to a COP$531 billion loss from hedging operations (crude differential) and an equity tax and surcharge of COP$174 billion, partially offset by other revenues amounting to COP$149 billion, dividend earnings of COP$31 billion and cumulative results of subsidiaries amounting COP$315 billion.

The 159.9% increase in the provision for income tax was the result of: 1) an increase of 106.9% in pre-tax income, and 2) the elimination of the special tax break of 30% for investments in productive fixed assets (Tax Reform, Law 1430 of 2010).

Higher prices and increased production resulted in an increase in net income of 89.2% in the second quarter of 2011 compared to the same quarter of 2010, reaching COP$3.4 trillion, equivalent to COP$84.36 per share, compared to COP$44.60 per share for the same quarter of the previous year. Net margin was 24.7%, compared to 19.8% for the second quarter of 2010. EBITDA margin increased from 40% in the second quarter of 2010 to 49% in the second quarter of 2011.

Cumulative net income through June 2011 increased 74.8% to COP$6.8 trillion. Net profit per share reached COP$168.48 per share. Net margin was 26%.

EBITDA increased 72.1% to COP$13.3 trillion, and EBITDA margin increased from 43% to 51%. Results for income and EBITDA are explained by the growth in operating revenues.
e.	Cash position
Col$ Trillion *	2Q 2011	2Q 2010	1Q 2011
Initial Cash	8,504	6,751	5,479
Cash generated from operations (+)	13,610	9,474	11,125
Cash used in operations (-)	(10,398)	(5,534)	(5,933)
Capex (-)	(1,947)	(1,638)	(1,557)
Acquisitions (-)	-	-	(769)
Dividend payments (-)	(1,983)	(1,255)	-
New debt (+)	-	-	-
Other inflows (+/-)	407	231	179
Fx differences (+)	(276)	(11)	(20)
Final Cash	7,917	8,018	8,504
*For purposes of recording, balances in U.S. dollars are converted to pesos on a monthly basis at the average exchange rate. The initial cash position for each quarter is calculated based on the average rate for the first month and the final cash position is calculated based on the average exchange rate for the last month of the respective quarter.

As of June 30, 2011, Ecopetrol´s balance of cash, cash equivalents and investments amounted to COP$7.9 billion. This balance includes investments held to maturity for COP$111.2 billion. As of June 30, 2011 the net balance in U.S. dollars amounted to US$1,360 million.

f.	Segment results

Results by segment first half
	E&P		Refining & Petroch.		Transportation		Market and Supply
COP$ Billion	1H-11	1H-10	1H-11	1H-10	1H-11	1H-10	1H-11	1H-10
Domestic Sales	7,209.0	4,655.4	8,042.9	6,139.0	1,848.6	1,456.1	607.3	516.3
International Sales	9,592.4	5,983.1	1,740.0	1,244.8	-	-	5,685.6	3,249.8
Total Sales	16,801.4	10,638.5	9,782.9	7,383.8	1,848.6	1,456.1	6,292.9	3,766.1
Operating Revenues	10,004.5	5,621.2	142.0	(202.9)	381.1	380.7	299.6	92.4
Operating Margin	59.5%	52.8%	1.5%	-2.7%	20.6%	26.1%	4.8%	2.5%
Net Income	6,636.3	3,927.6	(152.2)	(372.0)	262.5	396.8	72.4	(50.7)
Net Margin	39.5%	36.9%	-1.6%	-5.0%	14.2%	27.2%	1.1%	-1.3%
EBITDA	12,113.7	7,217.3	370.3	(46.3)	536.6	478.1	302.8	93.0
Ebitda Margin	72.1%	67.8%	3.8%	-0.6%	29.0%	32.8%	4.8%	2.5%

Results by segment second quarter
	E&P		Refining & Petroch.		Transportation		Market and Supply
COP$ Billion	2Q-11	2Q-10	2Q-11	2Q-10	2Q-11	2Q-10	2Q-11	2Q-10
Domestic Sales	3,855.9	2,237.4	4,213.6	3,062.0	958.9	735.5	338.0	253.6
International Sales	4,896.8	3,217.6	966.9	712.1	-	-	3,194.4	1,507.8
Total Sales	8,752.7	5,455.0	5,180.5	3,774.1	958.9	735.5	3,532.4	1,761.4
Operating Revenues	5,252.8	2,759.6	(59.1)	(142.6)	149.9	154.3	107.0	(78.1)
Operating Margin	60.0%	50.6%	-1.1%	-3.8%	15.6%	21.0%	3.0%	-4.4%
Net Income	3,403.3	2,030.0	(105.0)	(230.0)	153.0	177.0	(37.0)	(172.0)
Net Margin	38.9%	37.2%	-2.0%	-6.1%	16.0%	24.1%	-1.0%	-9.8%
EBITDA	6,441.8	3,601.3	54.8	(66.1)	228.9	178.0	108.6	(77.5)
Ebitda Margin	73.6%	66.0%	1.1%	-1.8%	23.9%	24.2%	3.1%	-4.4%

 Note: The report by segments is calculated on the basis of transfer prices between business units, using parity export prices as a reference. For purposes of comparison, in 2010 an adjustment was made to the reference crudes.

Exploration and Production:

The Exploration and Production segment reported a net income of COP$3,403 billion in the second quarter of 2011, 68% higher than that in the same period of the previous year. This result is explained by: 1) the increase in production, which is reflected in larger volumes sold, and 2) the higher prices for WTI and Brent crudes. EBIDTA margin for the segment was 73.6% in the second quarter, well above that for the same quarter of the previous year.

The trend in the first six months was similar to that of the second quarter, with a 69% increase in net income compared to the first half of the previous year, as a result of the sustained growth of crude production, cost control and taking advantage of current market conditions.

Refining and Petrochemicals:

In the second quarter of 2011, the Refining and Petrochemicals segment reported a loss of COP$105 billion, a decrease of COP$125 billion compared to the same period of the previous year. The rise in revenues, up by 37%, was the result of: 1) a greater volume sold, and 2) improved differentials for valuable products against WTI, which remained strong during the quarter, allowing positive margins in the Ecopetrol basket, partially offset by costly raw materials whose discounts narrowed versus WTI.  Operating margin was -1.1%, while EBITDA margin stood at 1.1%, compared to -1.8% for the second quarter of 2010.

For the first half of 2011, there was a reduction of COP$220 billion of the net loss compared to the same period of the previous year, due to the improved differentials of the basket of refined products. Non-operating results reflected a negative impact due to the payment of equity tax in the amount of COP$117.7 billion. We continue to implement initiatives at the Barrancabermeja Refinery aimed at optimizing costs and operating processes to minimize any losses in this segment.

Transportation:

The transportation segment in the second quarter of 2011 had a net profit of COP$153 billion, 13% less than the same period of 2010 (COP$177 billion). The rise in revenues is associated with greater volumes transported as a consequence of higher production, the commencement of operations of the Poliducto Andino and the expansion of transport capacity at Ocensa to 560 MBOD. A significant increase has been registered on the costs and expenses side, mainly due to outlays as a result of the maintenance of buoys TLU1 and TLU3, in the Coveñas port, for COP$26 billion, which are under concession, and higher maintenance and repairs on pipelines due to the harsh rain season. EBITDA margin for the period amounted to 23.9%, while for the same period in 2010 it was 24.2%. The cumulative result net income was COP$ 262.5 billion, and EBITDA margin was 29%.

Market and Supply:

In the second quarter of 2011 greater volumes were sold at higher prices, due to the negotiation of purchase contracts of crude. However, lower margins in the commercialization of refined products and the non-operational impact of the Colombian peso revaluation (most of the sales are exports) had a relatively higher effect, causing a net loss of COP$37 billion in the quarter. EBITDA margin for the second quarter came to 3.1%, whereas for the same period of the previous year it was -4.4%.

For the first half of year 2011, net income was COP$ 72.4 billion, compared to a loss of COP$50.7 billion for the first half of 2010.

g.	Balance sheet

Unconsolidated Balance Sheet
(COP$ Billion)	At June 30, 2011	At Dec 31, 2010%
Current Assets	14,365.4	9,497.2	51.3%
Long Term Assets	59,666.5	55,628.8	7.3%
Total Assets	74,031.9	65,126.0	13.7%
Current Liabilities	16,287.3	9,288.6	75.3%
Long Term Liabilities	15,600.9	14,309.5	9.0%

Total Liabilities	31,888.3	23,598.1	35.1%
Equity	42,143.7	41,527.9	1.5%
Total Liabilities and Shareholders´ Equity	74,032.0	65,126.0	13.7%

Debit Memorandum accounts	120,817.3	116,789.0
Credit Memorandum accounts	99,269.5	92,601.0

As of June 30, 2011, total assets of Ecopetrol S.A. amounted to COP$74.0 trillion, with an increase of 13.7% compared with the previous year.

During the first half of 2011, the main variations in assets were due to the following: 1)  an increase in the investment portfolio, as a result of the additional cash coming from higher sales of crude and products; 2) an increase in accounts receivable of 67.8% in the amount of COP$1,767 billion, mainly due to the differential of prices for fuels receivable from the Ministry of Mines; 3) an increase in accounts receivable for a loan of COP$ 605 billion to the Cartagena refinery, Reficar; 4) an increase in Non-Current Assets for the purchase of former BP Colombia (now known as Equión Energía Limited) for a total amount of US$1,750 million, where Ecopetrol S.A. owns 51% of the new company, and Talisman owns the remaining 49%, and  5) an increase in plant property and equipment in the amount of COP$1,763 billion, for projects carried out and capitalizations.

Liabilities amounted to COP$31.8 trillion, equivalent to 43.1% of total assets, mainly resulting from: 1) accounts payable in the amount of COP$6,409 billion, which includes COP$ 3,887 billion in dividends to be paid and 2) ,liabilities due to equity tax and surcharges of COP$1,667.7 billion between 2011 and 2014.

Financial obligations accounted for 8.7% of total assets and 20.1% of total liabilities.

Equity was COP$42.1 trillion as of June 30, 2011, compared to COP$41.5 billion at the close of 2010. This increase resulted from the combined effect of the increase in the net income in the first six months of 2011 and the distribution of net income of 2010.

II. Business aspects

a.	Exploration

Contracts signed with ANH:

In the first half of 2011, Ecopetrol and the National Hydrocarbon Agency (ANH - Agencia Nacional de Hidrocarburos) signed ten new contracts relating to 1,167,000 hectares. Those ten blocks include contracts for the Samichay A and Samichay B blocks that were signed during the second quarter of the year. These blocks are located in southern Colombia, with an Ecopetrol stake of 100% and an approximate area of 231,000 and 216,000 hectares, respectively.

Exploration in Colombia:

In the first half of 2011, nine exploratory wells were drilled, as well as four stratigraphic wells and one delimitation well. There was evidence of hydrocarbons presence in two A3 wells (Mito-1, and Nunda), and in one of the stratigraphic wells (Jaspe-3).

The Fauno-1 well located in the Caño Sur block (Department of Meta) is not included because it was in an evaluation phase as of June 30, 2011, although the presence of hydrocarbons was reported on July 5, nor the Tinkhana 1 well, which was drilled in 2010 but only reported hydrocarbon presence in February of 2011.

Drilling in Colombia - Ecopetrol S.A.
1H 2011
Type of well	Number of wells	Hydrocarbon Presence		In evaluation	Dry
A-3	9	2	*	5	2
Stratigraphic	4	1		1	2
* Fauno 1 well is not included. It´s considered as in evaluation but it was reported with hydrocarbon presence on July 5, 2011

Regarding subsidiary companies, Hocol drilled in the first half of the year the Clarinero Sur well (Clarinero 1 contract) located in the llanos basin that was declared dry and the Granate 1 well (perdices contract) located in the lower Magdalena Valley that is now in the testing stage. Additionally, Hocol drilled three stratigraphic wells on the block CPO17 in the llanos basin that are also in the testing stage.

In the second quarter of 2011, Ecopetrol drilled five wells between A3 and A2 (Mito-1, Pinocho-1, Fauno-1, Fontana-1 and Rio Zulia West 4st). Mito-1 well, which is located in the Caño Sur block in the Meta Province and is 100% owned by the Company, showed evidence hydrocarbons, as did the Fauno-1 well. Ecopetrol is the operator and owner of all rights to the Mito-1 well. The rest of the wells were in an evaluation phase as of June 30, 2011.

Ecopetrol also took part in the drilling of a stratigraphic well (El Valle-1) in the Caño Sur block, which was undergoing evaluation as of June 30, 2011. At the end of the second quarter of 2011, the CSE-8 wells (A3) and Avila (Stratigraphic) were being drilled in the Caño Sur Block.
Drilling in Colombia - Ecopetrol S.A.
2Q 2011

Type of well	Number of wells	Hydrocarbon Presence		In evaluation	Dry
A3/A2	5	1	*	4	0
Stratigraphic	1	0		1	0
* Fauno 1 well is not included. It´s considered as in evaluation but it was reported with hydrocarbon presence on July 5, 2011

International exploration:

In the first half of 2011, three A3 exploratory wells were drilled off the Peruvian coast by Savia Perú, and the presence of hydrocarbons was found in two of them (Santa Teresa and Santa Catalina), while one was declared dry (Lobitos).

International Drilling
1H 2011
Company	Number of wells	Hydrocarbon Presence	In evaluation	Dry
Savia Perú	3	2	0	1

In addition, two delimitation wells were drilled in the same zone, the delimiter Santa Catalina and the delimiter Santa Teresa. As of June 30, 2011, the Agua Viva well was being drilled in Brazil in addition to the Logan well in the U.S. Gulf Coast region.

b.	Production

Corporate Group Production:

CORPORATE GROUP PRODUCTION

Ecopetrol S.A. gross oil and gas production (mboed)	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Crude Oil	577.7	464.4	24.4%	557.4	458.3	21.6%
Natural Gas	96.7	94.9	1.9%	97.7	97.1	0.6%
Total	674.4	559.3	20.6%	655.1	555.4	18.0%

Hocol (mboed)	2Q 2011	2Q 2010		1H 2011	1H 2010
Crude Oil	30.2	25.1	20.3%	30.4	24.5	24.1%
Natural Gas	-	1.1	-100.0%	0.4	1.1	-63.6%
Total	30.2	26.2	15.3%	30.8	25.6	20.3%

Savia (mboed)*	2Q 2011	2Q 2010		1H 2011	1H 2010
Crude Oil	5.7	6.1	-6.6%	5.9	6.2	-4.8%
Natural Gas	1.1	0.8	37.5%	1.0	0.9	11.1%
Total	6.8	6.9	-1.4%	6.9	7.1	-2.8%

Equion (mboed)	2Q 2011	2Q 2010		1H 2011	1H 2010
Crude Oil	7.2	-	N/A	6.7		N/A
Natural Gas	6.6	-	N/A	5.8		N/A
Total	13.8	-	N/A	12.5	-	N/A

Ecopetrol America-K2 (mboed)	2Q 2011	2Q 2010		1H 2011	1H 2010
Crude Oil	1.8	1.8	0.0%	1.8	1.8	0.0%
Natural Gas	0.2	0.2	0.0%	0.2	0.2	0.0%
Total	2.0	2.0	0.0%	2.0	2.0	0.0%

Total Group's production	727.2	594.4	22.3%	707.3	590.1	19.9%

* Production for the second quarter and first half of 2010 was revised to in order to show production on field

The corporate group reached a production of 707.3 MBOED in the first half of 2011, with growth of 19.9% compared to the group’s production in the first half of the previous year. Production in the second quarter of 2011 rose to 727.2 MBOED, a 22.3% increase over the second quarter of 2010.

In the first half of 2011, direct Ecopetrol production accounted for 92.5% of the group’s production, while Hocol accounted for 4.4%, Equion 1.8%, Savia, 1.0% and Ecopetrol América, 0.3%. Production by subsidiaries during the second quarter of 2011 registered an increase of 35.4% when compared to the second quarter of 2010, and increased by 37.6% between the first half of 2010 and the same period of 2011.

Ecopetrol S.A. production:

Gross equivalent production of crude and gas by Ecopetrol S.A. in the second quarter of 2011 increased by 20.6% compared with the same period of the previous year, from 559.3 MBOED in the second quarter of 2010 to 674.4 MBOED in the second quarter of 2011 (85% crude and 15% gas). Gross equivalent production of crude and gas by Ecopetrol S.A. in the first half of 2011 increased to 655.1 MBOED, which represents a growth of 18% compared to the same period in 2010.

Production per type of crude
	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Light crudes	59.7	40.2	48.5%	59.9	41.0	46.1%
Medium crudes	238.4	224.4	6.2%	234.3	222.5	5.3%
Heavy crudes	279.6	199.8	39.9%	263.2	194.8	35.1%
Total	577.7	464.4	24.4%	557.4	458.3	21.6%
Does not include subsidiary companies

During the first half of 2011, production of heavy crudes accounted for 47.2% of crude production, compared to 42.5% for the same period in 2010. For this type of hydrocarbon the most significant direct operations were Castilla and Chichimene, which registered an average six-month production of 110.7 MBOED and 24.5 MBOED, respectively. In our operations with associates our assets with the largest participation to Ecopetrol on a consolidated basis were Rubiales and Quifa (in partnership with Metapetroleum), which contributed 105.4 MBOED of gross production and Nare (in partnership with Mansarovar), which contributed with 15.0 MBOED.  In the second quarter of 2011, Castilla contributed 115.4 MBOED, Chichimene contributed 28.3 MBOED, Rubiales and Quifa contributed 112.9 MBOED, and Nare contributed 15.5 MBOED.

During the second quarter, Phase I of the development of the Abarco Field in the Nare asset operated by the Mansarovar Association was approved for the purpose of increasing production of heavy crude in the associated operation in upcoming quarters. Abarco is a field located in the municipality of Puerto Boyacá where a drilling plan is expected to be implemented for the coming two years.

Development drilling for the first half of the year grew 71.7% when compared to the same period of the previous year. A total of 527 wells were drilled, of which 31% were part of our direct operations. In the second quarter, 256 wells were drilled, which represents a 47.4% increase in such activities compared to the same period in 2010.

The summary of development wells drilled per region is as follows:

Development wells - quarterly
	2Q 2011			2Q 2010
Region	Direct wells	In partnership wells	Total	Direct wells	In partnership wells	Total	%
Magdalena	29	101	130	11	79	90	44.4%
Central	43	58	101	23	45	68	48.5%
North east	1	1	2	-	2	2	0.0%
Catatumbo Orinoquia	5	11	16	-	2	2	700.0%
South	-	7	7	3	8	11	(36.4)%
Total	78	178	256	37	136	173	48%

Development wells - six months
	1H 2011			1H 2010
Region	Direct wells	In partnership wells	Total	Direct wells	In partnership wells	Total	%
Magdalena	62	201	263	24	133	157	67.5%
Central	91	121	212	32	86	118	79.7%
North east	2	4	6	-	3	3	100.0%
Catatumbo Orinoquia	6	24	30	-	3	3	900.0%
South	1	15	16	6	20	26	(38.5)%
Total	162	365	527	62	245	307	72%
Lifting Cost for Ecopetrol S.A.:

The lifting cost per barrel produced by Ecopetrol S.A., (based on methodology approved by the U.S. Securities and Exchange Commission, which does not include royalties in the per barrel cost calculation) was US$9.05/BL for the first half of 2011, which when compared to the same period in 2010 of US$8.45 /BL, demonstrated an increase of US$0.60 /BL, as the net result of:

•	US$0.52 /BL in higher costs due to revaluation of the Colombian peso against the U.S. dollar.
•	US$/-1.49 BL in lower costs due to increased production.
•
US$1.57 /BL in higher costs for the associated operation due to the assumption of costs as a result of high price clauses in the relevant contracts, for revenues from new fields and for costs related to the disposal of wastewater in accordance with new environmental regulations.

c.	Refining

Barrancabermeja Refinery:

Refinery runs*
Mbod	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Barrancabermeja	230.1	215.9	6.6%	229.8	216.9	5.9%
* Includes volumes used in the refinery, not total volumes received.

Through-put at the refinery increased 5.9% in the first half of 2011 compared to the same period of the previous year, and the utilization factor increased from 77% to 82.7%, mainly because of the availability of the hydrotreatment plant and the higher load for cracking. When comparing the second quarter of 2011 to the same period of the previous year, there was a 6.6% rise in load and a rise in the use factor from 73.5% to 82.7%. As of June 30, 2011, the optimization of the removal of heavy fuel-oil had been achieved, as well as the commencement of a reliable supply of paraffinic lubricant bases and waxes at the refinery.

Phase 3 of the Modernization Project of the Barrancabermeja Refinery (PMRB), with a total investment of US$3,386 million, was approved by the Board of Directors of Ecopetrol in the second quarter of 2011. The project is expected to raise the conversion factor to 95%, (2016) which we believe will make it possible to obtain more valuable products, such as gasoline and diesel, as well as loading heavy crudes, whose production has been growing in Colombia in recent years.

With regard to progress of the project, as of June 30, 2011, the basic extended engineering had been completed, the permit for forest use and the territorial ordinance plan (Plan de Ordenamiento Territorial) - POT 2010 for Municipal Planning had been secured from the Autonomous Corporation of Santander (Corporación Autónoma de Santander- CAS).

The master plan for industrial services had achieved progress of 37% by the close of the quarter, with 91% progress for the air system and 75% progress for the water system.

Costs and margins for the Barrancabermeja Refinery:

The cash cost per refined barrel for the Barrancabermeja Refinery during the period January – June of 2011 was US$/5.28 BL, which when compared to the same period of 2010,  US$5.49 /BL, decreased  -US$0.21 /BL as a net result of:

•	US$0.30 /BL in higher costs due to revaluation of the Colombian peso against the U.S. dollar.
•	-US$0.31 /BL in lower costs due to increased through-put.
•	-US$0.20 /BL in lower costs due to in-house generation of energy, water and steam services, lower costs for processing materials and lower indirect operating costs.

The gross margin of the Barrancabermeja Refinery (average sales price minus average purchase price) for the first half of 2011 was US$6.96 per barrel sold, compared to US$3.85 in the same period of 2010. This 80.9% increase is due to higher product differential as compared to WTI prices which rose by US$12.01 per barrel, while raw materials rose USD$ 8.90 per barrel.

Reficar S.A. (Cartagena Refinery):

Refinery runs*
Mbod	2Q 2011	2Q 2010%		1H 2011	1H 2010%
Cartagena	77.4	78.4	(1.3)%	77.8	78.6	(1.0)%
* Includes volumes used in the refinery, not total volumes received.

Refinery through-put decreased 1.0% in the first six months of 2011, compared to the same period of the previous year, and the utilization factor decreased from 86% to 85%, mainly due to higher raw material prices for crude. When comparing the second quarter of 2011 with the same period of the previous year, the decrease in refinery through-put was 1.3% and the utilization factor decreased slightly from 86.5% to 86.3%. In the first six months of 2011, the refinery realized a better yield in the production of distillates due to greater efficiency of the atmospheric towers as a result of the significant maintenance plan undertaken in 2010.

d.	Transportation

Transported volume:

In the first half of 2011, an average of 1,180.9 MBD were transported, of which 76.4% were crudes (902.4 MBD) and 23.6% refined products (278.5 MBD), which represented an increase of 16% when compared to the first half of 2010. In the second quarter of 2011, on average, 1,221.8 MBD were transported (278.6 MBD of refined products and 943.2 MBD of crudes). This constituted an increase of 178.3 MBD (17%) compared to the average volume transported per day in the second quarter of 2010 (1,043.4 MBD: 263.0 MBD of products and 780.4 MBD of crude), represented primarily by the increase in the transport of crudes.

The greater volume transported in the second quarter of 2011, in comparison with the same period for 2010, is mainly due to the following:

Crudes:

•
An increase in the transport capacity of the Apiay – Porvenir and Rubiales – Monterrey pipelines, due to the installation of pumping units at Apiay, Rubiales and Monterrey, greater downstream evacuation capacity and the use of drag reducer agents (DRA).

Refined products:

•
Start-up of the Poliducto Andino (multipurpose pipeline) with a transport capacity of diluents from Sutamarchán to Apiay of 53 MBD. This project included the construction of 132.5 km of the 12” line between Sutamarchán and Monterrey, and the conversion of the 121 km 16” oil pipeline from Apiay to Monterrey into a multipurpose pipeline.

Progress of other projects:

In addition to the aforementioned projects, the following expansions have been carried out:

Ports:
•	Completed mechanical installation of a submarine return line from Pozos Colorados.

Storage facilities:

•	Rehabilitation of storage capacity at the Sebastopol plant (40 MB).
•	Delivery to the Araguaney Plant of a refurbished with a capacity of 50 MB.

Highlights:

•	Scheduled loading of vessels with two million barrels for each of the months of June, July, August and September 2011. The first loading took place in June.

•
Tender vessels with Magdalena Blend crude started at the Coveñas Terminal with cargoes of 300 thousand barrels, allowing the segregation of acid crudes from the Castilla blend and thus we believe improving its value through a reduction of acid content. The first exports are scheduled for August 2011.

•	Target inventory levels for the supply of liquid fuels in the country were reached, achieving an average of eight days of strategic inventories.

Transport Costs:

The cost of barrel/kilometer transported for the period from January 1 to June 30, 2011 amounted to COP$7.32 /BKM, compared with COP$7.93 /BKM for the same period of the previous year. The decline of COP$0.61/BKM was the result of:

•	A lower cost of -COP$1.79 /BKM for larger volumes transported.
•
An increase of COP$1.18 /BKM as a net result of: 1) higher variable costs due to a larger operation, 2) additional costs for maintenance due to the heavy rainy season, 3) higher storage costs for LPG due to new regulations, 4) rental of pumping units on the Castilla - Apiay line and 5) the assumption by Ecopetrol of total costs for the operation of the Caño Limón – Coveñas line. These factors were offset by lower energy costs due to the reduction of tariffs.

Bicentenario Pipeline:

As of June 30, 2011 the project achieved a progress of 9.91% of phase 1.

Ocensa:

In the Colombia Open Round in which 22 companies participated, bids under the Ship or Pay contracts amounted to just 32.8 MBOD, which was below the minimum required of 80 MBOD. The company will launch a new business schema in the third quarter of 2011 to make the expansion project to 660 MBOD viable.

e.	Biofuels

Ecodiesel Colombia S.A.:

In the first six months of 2011, 47 thousand tons of biodiesel were sold, of which 86% were to fill the supply needs of the Barrancabermeja Refinery, and the remaining was allocated towards meeting the demand of wholesale companies. During the second quarter of 2011, 24,502 tons of biodiesel were sold, equivalent to 176.1 thousand barrels.

Bioenergy S.A.:

Bioenergy closed the first six months of 2011 with 1,450 hectares of sugar cane planted, and with the FEED (Front-End Engineering Design) completed. In addition, movement of earth was started within the free trade zone to commence the construction of agricultural offices. Purchase orders were placed for larger plant equipment, and all of the land required for planting scheduled in 2011 was secured.

f.	Investment plan

Capex (USD million)
Business	2Q11	2Q10%		1H11	1H10%
Exploration	92.4	58.0	59%	157.4	114.9	37%
Production	821.1	628.4	31%	1,530.3	1,075.5	42%
Refining and Petrochemicals	52.4	134.8	-61%	134.9	224.2	-40%
Transportation	211.5	117.4	80%	347.4	251.4	38%
Supply and marketing	0.2	0.8	-75%	0.3	1.5	-80%
Subsidiaries	503.8	152.3	231%	531.7	186.0	186%
Acquisitions	0.3	1.2	-75%	433.0	1.2	35983%
New business	0.3	4.2	-93%	245.3	36.2	578%
Corporate	23.5	31.2	-25%	37.5	42.1	-11%
Total	1,706	1,128	51%	3,418	1,933	79%

Of the total invested in the first six months of the year, 44% was allocated to production (US$1,530 million), 16% to subsidiaries (US$531 million), 13% to acquisitions (US$433 million), 10% to transportation (US$347 million), 7% to new business (US$245 million), 5% to exploration (US$157 million), 4% to refining and petrochemicals (US$137 million) and the remaining 1% was allocated to the corporate segment and supply and marketing (US$37 million).

Acquisitions and new businesses include among others: 1) earn out payments previously agreed with respect to  the acquisitions of Hocol and OIG; 2) the final balance payment for the acquisition of an interest in Equion; 3) an increase in the stake in Caño Sur block; and 4) rights to the Caño Limón – Coveñas oil pipeline.

g.	Risk rating

During the first six months of 2011, the rating agencies Standard & Poor´s and Fitch assingned Ecopetrol investment grade risk ratings.  Standard & Poor´s raised the corporate credit rating of Ecopetrol as well as the rating for its debt from BB+ to BBB- with a stable outlook. Fitch raised the “Issuer Default Ratings” or “IDRs” for foreign and local currency, from 'BB+' and 'BBB-' to 'BBB-' and 'BBB,' respectively.

The new company ratings are in line with those of the Republic of Colombia. These ratings are added to the investment grade rating of Baa2 that has been assigned to the company by Moody’s Investors Services since 2009.

III. Organizational consolidation and corporate social responsibility (CSR)

a.	HSE Performance (Health, Safety and Environment)

In the second quarter of 2011, 36 accidents were reported, and cumulatively through June 30, 2011, there were a total of 87, which are fewer than the 48 accidents recorded in the second quarter of 2010 and 91 between January 1 and June 30, 2010. The rate of accident frequency with loss of time at work stood at 1.03 during the second quarter of 2011, and at 1.25 for the first six months of this year, an improvement with respect to the 1.52 recorded in the second quarter of 2010 and 1.47 for the first six-month period of the same year.

In the second quarter of this year there were six environmental incidents due to operational causes, amounting to 17 in the first six months of 2011, as compared with 10 incidents in the second quarter of 2010 and 19 in the first six months of the same year. None of these incidents were material and no material fines were associated with any of these incidents.

During the quarter the “HSE Excellence” project was undertaken by Ecopetrol with the aim of incorporating best practices in HSE management.  We participatedin the Carbon Disclosure Project and the Water Disclosure Project, and the second national call on Biodiversity protection initiatives was launched jointly with other institutions.

b.	Science and technology

In the first half of 2011, the Superintendency of Industry and Commerce (SIC) granted Ecopetrol a patent for its invention, an “Anti-Coking additive and asphaltene stabilizer and the procedure for its preparation,” which brings the total number of patents in force to 22, making Ecopetrol the Colombian company with the highest number of patents.

The SIC also approved the registration of the commercial brand EcoAQUABAL1 for 10 years..

c.	Savings and prevented costs

With the application of supply strategies, savings were achieved through June 30, 2011 in the amount of COP$188 billion, equivalent to 3% of COP$6,213 billion managed, involving the following: 1) negotiation options, 2) savings on purchasing, 3) aggregation of demand, 4) tariff exemptions, 5) renegotiation of rates.

We also saved COP$53 billion (23%) compared to a budgeted of COP$239 billion in contracting the comprehensive chemical treatment service for the Superintendency of Operations at Castilla and Chichimene.

d.	Social investment

Between January 1 and June 30, 2011, COP$9.8 billion in social investment projects was spent, distributed among social initiatives and the support for exploration and production projects. In the same way, as a result of projects undertaken by the Company with communities in various regions, five companies and 108 projects were consolidated.  In addition, two intercultural dialogues were carried out with several indigenous communities of Putumayo and with the Sicuani and Piapoco communities in the Vichada province.

In June the “Ecopetrol 60th Anniversary Illiteracy Eradication” program was approved by the Board of Directors as part of the celebration of the company’s 60 years of existence.  The goal of the program is to free 60,000 people from illiteracy.

1 A Software tool that enables Ecopetrol to manage in real time the water used by more than 40 processing plants at the Barrancabermeja Refinery.

As part of the Company’s engagement with a number of municipal governments in projects to improve public management, Ecopetrol helped to formulate and make viable 31 projects, and rendered advisory support in the development of nine contracting processes, as well as three processes for establishing accountability in Barrancabermeja, San Antero and Villavicencio.

e.	Acknowledgements

In the first six months of 2011 the following achievements and instances of recognition stand out: 1) The Order of the Dragon, a high distinction awarded by the Government of China to Ecopetrol as it was the largest Colombian exporter to China in 2010; 2) entry into the ranking of the 100 most respected companies in the world, according to Barron’s magazine (a publication specialized in finance of the Wall Street Journal group); 3) joining up with Guías Colombia (Colombia Guides), an initiative launched to help improve the situation of Human Rights and International Humanitarian Laws in the country.

In addition, in the ranking of the 500 largest companies in the world published by Fortune magazine on July 9, 2011, Ecopetrol was listed in 444th place, and it is the first Colombian company to appear in the listing.

IV. Financial results of Ecopetrol and its subsidiaries (consolidated)2

The following are the consolidated financial results of Ecopetrol:

Consolidated Income Statement
(COP$ Billion)	2Q 2011 *	2Q 2010 *	%	1H 2011 *	1H 2010 *	%
Local Sales	5,515.0	4,102.4	34.4%	10,215.7	7,983.5	28.0%
Export Sales	10,219.9	5,783.2	76.7%	19,491.9	11,323.4	72.1%
Sales to free trade zone	-	-	0.0%	-	-	0.0%
Sales of services	483.3	328.8	47.0%	898.2	1,125.2	(20.2)%
Total Sales	16,218.2	10,214.4	58.8%	30,605.8	20,432.1	49.8%

Variable Costs	7,299.5	5,332.2	36.9%	13,414.6	9,762.8	37.4%
Fixed Costs	2,033.6	1,590.7	27.8%	3,702.7	3,265.6	13.4%
Cost of Sales	9,333.1	6,922.9	34.8%	17,117.3	13,028.4	31.4%
Gross profit	6,885.1	3,291.5	109.2%	13,488.5	7,403.7	82.2%
Operating Expenses	896.7	748.0	19.9%	1,821.4	1,243.8	46.4%
Operating Profit	5,988.4	2,543.4	135.4%	11,667.1	6,159.9	89.4%
Non Operating Loss	(609.5)	(159.8)	281.4%	(1,237.6)	(803.1)	54.1%
Income tax	1,700.1	618.7	174.8%	3,524.3	1,531.5	130.1%
Minority interest	(72.5)	(2.2)	3,195.5%	43.6	104.0	(58.1)%
Net Income	3,751.3	1,767.1	112.3%	6,861.6	3,721.3	84.4%

EBITDA	7,571.0	3,579.6	111.5%	14,441.4	8,034.4	79.7%
EBITDA Margin	47%	35%		47%	39%

* Not audited, for illustration purposes only

The highest individual contributions to total sales in the first half of 2011 (before eliminations) came from the Cartagena Refinery with COP$ 3,120 billion, Hocol with COP$ 1,791.4 billion, Equion with COP$ 918.9 billion, Propilco S.A. with COP$ 763.1 billion and Ocensa S.A. with COP$ 492.6 billion.

2 For purposes of first quarter 2011 consolidation, the following affiliate results, in addition to Ecopetrol’s, have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011) and Ecopetrol Capital SLU.

Consolidated financial results for the first quarter 2010 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A.,Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G. and Ecopetrol Transportation Investments Ltd.

As of June 30, 2011, the main contributions from subsidiaries to consolidated net income came from Hocol with COP$312.8 billion, Equion with COP$72.8 billion, Ocensa S.A. with COP$31.1 billion and ODL Finance with COP$16.7 billion. The highest net loss was recorded by Ecopetrol America Inc. in the amount of COP$ 95.3 billion.

Ecopetrol del Peru, Ecopetrol do Brasil, Ecopetrol America and Bioenergy have not reported earnings yet since they are either in the pre-operational stage or are carrying out exploratory activities that have not yielded production, with the exception of Ecopetrol America. In line with the foregoing, subsidiaries in the crude and product transport business report earnings for the consolidated corporate group by lowering transport costs.

Under the equity participation method, the following companies contributed to net income: Offshore International Group, COP$ 51.6 billion and Invercolsa, COP$ 39.6 billion. Transgas contributed a net loss of COP$11.8 billion.

EBITDA for the second quarter of 2011 was COP$ 7.571 billion, a 10% increase compared to the first quarter of the same year, which represents an EBITDA margin of 47%, due primarily to operating results.

Consolidated Balance Sheet
(COP$ Billion)	At June 30, 2011	At March 31, 2011%
Current Assets	16,457.6	17,984.9	(8.5)%
Long Term Assets	63,069.7	60,230.6	4.7%
Total Assets	79,527.3	78,215.5	1.7%
Current Liabilities	18,363.5	21,373.1	(14.1)%
Long Term Liabilities	18,177.4	16,852.5	7.9%
Total Liabilities	36,540.9	38,225.6	(4.4)%
Equity	41,894.6	38,760.8	8.1%
Minority interest	1,091.9	1,229.2	(11.2)%
Total Liabilities and Shareholders´ Equity	79,527.4	78,215.6	1.7%

Debit Memorandum accounts	123,225.6	123,225.5
Credit Memorandum accounts	94,294.5	100,058.9

V. Presentation of results

On Tuesday, July 26, 2011, Ecopetrol’s management will offer two webcast presentations to review the results for the second quarter of 2011:

In Spanish	In English
July 26, 2011	July 26, 2011
1:30 p.m. Bogota-Lima	3:00 pm Bogota-Lima
2:30 p.m. New York-Toronto	4:00 p.m. New York-Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes prior to the start of the presentation in order to download any necessary software. A copy of the webcast will remain available for one year after the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) is the largest company in Colombia in terms of revenue, profit, assets and shareholders’ equity. Ecopetrol is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast.  Its subsidiaries include Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Equión Energía Limited, Hocol, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Ecopetrol Transportation Investments, Ecopetrol Capital AG  and Refineria de Cartagena. Ecopetrol is one of the 40 largest oil companies in the world and one of the four principal oil companies in Latin America. It is majority owned by the Republic of Colombia, and its shares are traded on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, its ADRs are traded on the New York Stock Exchange (NYSE)  under the symbol EC and the Toronto Stock Exchange (TCP) under the symbol ECP, and its shares are also on the Bolsa de Valores de Lima (BVL) under the symbol EC. The company divides its operations into four business segments that include exploration and production, refining and petrochemicals, transportation and market and supply.

For more information on Ecopetrol, visit www.ecopetrol.com.co

Forward-looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Contact information:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Telephone: + 571-234-4329
Fax: +571-234-4480
E-mail: mauricio.tellez@ecopetrol.com.co

VI. Exhibits

Unaudited Income Statement
Ecopetrol S.A.

COP$ Million	2Q-2011	2Q-2010%		1Q-2011	1H-2011	1H-2010%
Income
Local Sales	4,412,864	3,372,841	30.8%	4,089,496	8,502,360	6,755,598	25.9%
Export Sales	7,617,575	3,996,948	90.6%	6,657,333	14,274,908	8,340,920	71.1%
Sales to free trade zone	1,440,546	1,440,547	(0.0)%	1,302,488	2,743,034	2,136,822	28.4%
Sale of Services	350,885	322,847	8.7%	349,881	700,766	641,450	9.2%
Total Income	13,821,870	9,133,183	51.3%	12,399,198	26,221,068	17,874,790	46.7%
Cost of Sales
Variable Costs					-	-
Purchase of Hydrocarbons	3,092,681	2,247,894	37.6%	2,488,589	5,581,270	4,414,312	26.4%
Amortization and Depletion	1,009,901	657,562	53.6%	750,185	1,760,086	1,276,129	37.9%
Imported products	1,475,373	1,148,515	28.5%	1,335,587	2,810,960	2,158,186	30.2%
Hydrocarbon Transportation Services	243,412	162,254	50.0%	241,738	485,150	357,729	35.6%
Inventories	159,738	223,804	(28.6)%	(412,961)	(253,223)	(62,683)	304.0%
Other	37,218	68,833	(45.9)%	408,520	445,738	202,711	119.9%
Fixed Costs
Depreciation	285,343	199,801	42.8%	271,640	556,983	393,438	41.6%
Contracted Services	607,249	465,077	30.6%	415,871	1,023,120	884,275	15.7%
Maintenance	267,929	213,664	25.4%	206,350	474,279	360,507	31.6%
Labor Costs	255,577	232,742	9.8%	229,073	484,650	484,037	0.1%
Other	214,827	246,562	(12.9)%	160,751	375,578	448,886	(16.3)%
Total Cost of Sales	7,649,248	5,866,708	30.4%	6,095,343	13,744,591	10,917,527	25.9%
Gross Profits	6,172,622	3,266,475	89.0%	6,303,855	12,476,477	6,957,263	79.3%
Operating Expenses
Administration	163,716	120,311	36.1%	128,109	291,825	213,474	36.7%
Selling expenses	352,221	306,721	14.8%	307,792	660,013	525,726	25.5%
Exploration and Projects	206,131	146,284	40.9%	491,171	697,302	326,694	113.4%
Operating Income	5,450,554	2,693,159	102.4%	5,376,783	10,827,337	5,891,369	83.8%
Non Operating Income (expenses)
Financial Income	1,153,622	1,207,951	(4.5)%	1,014,826	2,168,448	2,170,131	(0.1)%
Financial Expenses	(1,634,603)	(1,073,701)	52.2%	(1,085,237)	(2,719,840)	(2,079,580)	30.8%
Interest expenses	(50,340)	(4,669)	978.2%	(18,975)	(69,315)	(4,669)	1,384.6%
Non Financial Income	277,948	173,142	60.5%	265,637	543,585	365,952	48.5%
Non Financial Expenses	(319,180)	(474,533)	32.7%	(797,484)	(1,116,664)	(1,186,870)	5.9%
Results from Subsidiaries	102,141	(113,914)	189.7%	336,698	438,839	124,034	253.8%

Income before income tax	4,980,142	2,407,435	106.9%	5,092,248	10,072,390	5,280,367	90.8%
Provision for Income Tax	1,565,811	602,437	159.9%	1,687,571	3,253,382	1,378,703	136.0%
Minority interest	-	-	0.0%	-	-	-
Net Income	3,414,331	1,804,998	89.2%	3,404,677	6,819,008	3,901,664	74.8%

EBITDA	6,834,155	3,635,691	88.0%	6,489,294	13,323,449	7,742,141	72.1%
EBITDA MARGIN	49%	40%		52%	51%	43%
EARNINGS PER SHARE	$84.36	$44.60	89.1%	$84.12	$168.48	$96.40	74.8%

Unaudited Income Statement
Ecopetrol Consolidated

COP$ Million	2Q-2011 *	2Q-2010 *	%	1Q-2011 *	1H-2011 *	1H-2010 *	%
Income
Local Sales	5,515,062	4,102,371	34.4%	4,700,646	10,215,708	7,983,519	28.0%
Export Sales	10,219,869	5,783,161	76.7%	9,272,067	19,491,936	11,323,417	72.1%
Sales to free trade zone	-	-	0.0%	-	-	-	0.0%
Sale of Services	483,278	328,811	47.0%	414,970	898,248	1,125,178	(20.2)%
Total Income	16,218,209	10,214,343	58.8%	14,387,683	30,605,892	20,432,114	49.8%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,679,313	2,863,218	28.5%	3,470,629	7,149,942	5,635,745	26.9%
Amortization and Depletion	1,137,885	786,369	44.7%	879,727	2,017,612	1,426,984	41.4%
Imported products	2,077,996	1,445,074	43.8%	1,790,792	3,868,788	2,552,312	51.6%
Hydrocarbon Transportation Services	275,333	95,154	189.4%	185,342	460,675	241,800	90.5%
Inventories	169,587	176,537	(3.9)%	(497,902)	(328,315)	(102,883)	219.1%
Other	(40,575)	(34,138)	18.9%	286,454	245,879	8,806	2,692.2%
Fixed Costs
Depreciation	463,758	277,516	67.1%	426,967	890,725	649,647	37.1%
Contracted Services	620,204	431,152	43.8%	429,020	1,049,224	834,886	25.7%
Maintenance	377,131	322,235	17.0%	290,175	667,306	548,019	21.8%
Labor Costs	275,084	247,139	11.3%	246,467	521,551	512,527	1.8%
Other	297,460	312,690	(4.9)%	276,473	573,933	720,490	(20.3)%
Total Cost of Sales	9,333,176	6,922,946	34.8%	7,784,144	17,117,320	13,028,333	31.4%
Gross Profits	6,885,033	3,291,397	109.2%	6,603,539	13,488,572	7,403,781	82.2%
Operating Expenses
Administration	324,507	156,738	107.0%	220,775	545,282	281,842	93.5%
Selling expenses	236,117	200,008	18.1%	187,009	423,126	352,264	20.1%
Exploration and Projects	336,049	391,249	(14.1)%	516,912	852,961	609,686	39.9%
Operating Income	5,988,360	2,543,402	135.4%	5,678,843	11,667,203	6,159,989	89.4%
Non Operating Income (expenses)
Financial Income	1,334,302	1,355,804	(1.6)%	1,143,247	2,477,549	2,398,456	3.3%
Financial Expenses	(1,766,418)	(1,167,160)	51.3%	(1,183,305)	(2,949,723)	(2,275,464)	29.6%
Interest expenses	(90,628)	(46,076)	96.7%	(52,735)	(143,363)	(86,469)	65.8%
Non Financial Income	305,599	203,010	50.5%	294,382	599,981	409,777	46.4%
Non Financial Expenses	(392,242)	(505,388)	(22.4)%	(829,789)	(1,222,031)	(1,249,433)	2.2%

Income before income tax	5,378,973	2,383,592	125.7%	5,050,643	10,429,616	5,356,856	94.7%
Provision for Income Tax	1,700,145	618,731	174.8%	1,824,175	3,524,320	1,531,490	130.1%
Minority interest	(72,471)	(2,205)	3,186.7%	116,151	43,679	103,970	(58.0)%
Net Income	3,751,299	1,767,066	112.3%	3,110,317	6,861,617	3,721,396	84.4%

EBITDA	7,571,045	3,579,622	111.5%	6,870,364	14,441,409	8,034,354	79.7%
EBITDA MARGIN	47%	35%		48%	47%	39%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Balance Sheet
Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated
	At June 30, 2011	At March 31, 2011%		At June 30, 2011	At March 31, 2011%
COP$ Million

Assets
Current Assets
Cash and cash equivalents	2,995,118	3,637,777	(17.7)%	4,957,467	5,706,403	(13.1)%
Investments	2,173,309	1,574,285	38.1%	2,226,850	1,717,685	29.6%
Accounts and notes receivable	4,374,300	3,986,025	9.7%	3,392,426	4,589,625	(26.1)%
Inventories	2,136,330	2,272,006	(6.0)%	2,583,062	2,675,282	(3.4)%
Other	2,686,344	2,386,035	12.6%	3,297,832	3,295,952	0.1%
Total Current Assets	14,365,401	13,856,128	3.7%	16,457,637	17,984,947	(8.5)%
Non Current Assets
Investments	11,761,018	12,682,253	(7.3)%	4,034,524	4,954,518	(18.6)%
Accounts and notes receivable	2,816,057	2,743,968	2.6%	2,267,769	547,894	313.9%
Property, plant and equipment, net	16,579,532	15,482,710	7.1%	25,317,326	23,504,587	7.7%
Natural and environmental properties, Net	11,029,354	10,709,079	3.0%	12,549,054	12,148,932	3.3%
Other	17,480,556	17,753,049	(1.5)%	18,901,043	19,074,705	(0.9)%
Total Non Current Assets	59,666,517	59,371,059	0.5%	63,069,716	60,230,636	4.7%
Total Assets	74,031,918	73,227,187	1.1%	79,527,353	78,215,583	1.7%

Liabilities and Equity
Current Liabilities
Financial obligations	832,591	774,538	7.5%	1,191,631	1,152,707	3.4%
Accounts payable and related parties	10,569,004	11,412,369	(7.4)%	9,861,940	11,195,462	(11.9)%
Estimated liabilities and provisions	941,701	925,128	1.8%	1,483,517	1,361,711	8.9%
Other	3,944,043	6,905,900	(42.9)%	5,826,368	7,663,186	(24.0)%
Total Current Liabilities	16,287,339	20,017,935	(18.6)%	18,363,456	21,373,066	(14.1)%
Long Term Liabilities
Financial obligations	5,576,782	5,779,395	(3.5)%	7,887,384	7,681,886	2.7%
Labor and pension plan obligations	2,927,645	2,866,654	2.1%	2,936,134	2,875,143	2.1%
Estimated liabilities and provisions	3,591,150	3,343,600	7.4%	3,863,821	3,709,709	4.2%
Other	3,505,346	2,205,605	58.9%	3,490,049	2,585,747	35.0%
Total Long Term Liabilities	15,600,923	14,195,254	9.9%	18,177,388	16,852,485	7.9%
Total Liabilities	31,888,262	34,213,189	(6.8)%	36,540,844	38,225,551	(4.4)%
Minoritary Interest				1,091,929	1,229,197	(11.2)%
Equity	42,143,656	39,013,998	8.0%	41,894,580	38,760,835	8.1%

Total Liabilities and Shareholders' Equity	74,031,918	73,227,187	1.1%	79,527,353	78,215,583	1.7%

Memorandum Debtor Accounts *	120,817,260	116,879,683		123,225,614	123,225,499
Memorandum Creditor Accounts *	99,269,488	91,333,034		94,294,499	100,058,948

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company.

Unaudited  Cash Flow  Statement
Ecopetrol S.A.

COP$ million	2Q 2011 *	2Q 2010 *	%	1Q 2011 *	1H 2011 *	1H 2010 *	%

Cash flow provided by operating activities:
Net income	3,414,331	1,804,998	89.2%	3,404,677	6,819,008	3,901,664	74.8%
Adjustments to reconcile net income to cash provided by operating activities:

Depreciation, depletion and amortization	1,412,863	985,227	43.4%	1,165,421	2,578,284	2,016,313	27.8%
Net provisions	(141,010)	36,142	(490.2)%	47,740	(93,270)	50,853	(283.4)%
Disposal of property, plant and equipment	-	229,222	(100.0)%	399	399	229,222	(99.8)%
Loss for disposal of property, plant and equipment	-	4	(100.0)%	-	-	4	(100.0)%
Loss for disposal of natural and environmental resources	-	26,486	(100.0)%	-	-	26,486	(100.0)%
Loss for disposal of other assets	209	-		59	268
Income (loss) from equity method on affiliated companies	(102,141)	113,914	(189.7)%	(336,698)	(438,839)	(124,034)	253.8%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(758,540)	934,554	(181.2)%	(1,301,946)	(2,060,486)	313,984	(756.2)%
Inventories	145,495	219,192	(33.6)%	(393,688)	(248,193)	(61,969)	300.5%
Deferred and other assets	(1,777)	(458,962)	99.6%	(1,542,484)	(1,544,261)	(422,515)	265.5%
Accounts payable and related parties	1,131,315	831,951	36.0%	1,381,823	2,513,138	1,982,969	26.7%
Taxes payable	(1,537,495)	(470,553)	226.7%	3,416,769	1,879,274	(317,343)	692.2%
Labor obligations	3,388	(12,210)	127.7%	(14,526)	(11,138)	(26,973)	58.7%
Estimated liabilities and provisions	45,545	336,121	(86.4)%	(93,448)	(47,903)	260,564	(118.4)%
Cash provided by operating activities	3,612,183	4,576,086	(21.1)%	5,734,098	9,346,281	7,829,225	19.4%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-		(813,145)	(813,145)
Purchase of investment securities	(5,073,296)	(2,025,193)	150.5%	(4,512,633)	(9,585,929)	(5,617,634)	70.6%
Redemption of investment securities	5,334,833	1,219,327	337.5%	3,200,789	8,535,622	3,387,507	152.0%
Sale of property, plant and equipment	198	-		711	1,620		0.0%
Investment in natural and environmental resources	(981,219)	(759,920)	-29.1%	(413,297)	(1,394,516)	(1,222,000)	14.1%
Additions to property, plant and equipment	(1,408,428)	(1,030,436)	36.7%	(1,152,401)	(2,560,829)	(1,781,313)	43.8%
Net cash used in investing activities	(2,127,912)	(2,596,222)	18.0%	(3,689,976)	(5,817,177)	(5,233,440)	11.2%

Cash flows from financing activities:
Financial obligations	(144,560)	6,129	(2,458.6)%	(60,282)	(204,842)	(201,141)	1.8%
Received from associates - capitalization	70	(826)	108.5%	(43)	27	337	(92.0)%
Dividends	(1,983,151)	(1,254,644)	58.1%	61,897	(1,921,254)	(1,254,636)	53.1%
Net cash used in financing activities	(2,127,641)	(1,249,341)	70.3%	1,572	(2,126,069)	(1,455,440)	46.1%

Net increase (decrease) in cash and cash equivalents	(643,370)	730,523	(188.1)%	2,045,694	1,403,035	1,140,345	23.0%
Cash and cash equivalents at the beginnig of the year	3,638,488	2,696,818	34.9%	1,592,083	1,592,083	2,286,996	(30.4)%
Cash and cash equivalents at the end of the year	2,995,118	3,427,341	(12.6)%	3,637,777	2,995,118	3,427,341	(12.6)%

NOTES:
* Not audited, for illustration purposes only.

Unaudited Cash Flow  Statement
Ecopetrol Consolidated

COP$ million	2Q 2011 *	2Q 2010 *	%	1Q 2011 *	1H 2011 *	1H 2010 *	%

Cash flow provided by operating activities:
Net income	3,751,302	1,767,065	112.3%	3,110,317	6,861,619	3,721,395	84.4%
Adjustments to reconcile net income to cash provided by operating activities:

Depreciation, depletion and amortization	1,732,731	1,099,026	57.7%	1,456,396	3,189,127	2,240,851	42.3%
Net provisions	(138,193)	67,232	(305.5)%	46,958	(91,235)	86,433	(205.6)%
Disposal of property, plant and equipment	-	-		-	-	-
Loss for disposal of property, plant and equipment	-	229,226	(100.0)%	399	399	229,226	(99.8)%
Loss for disposal of natural and environmental resources	-	26,486		-	-	26,486
Loss for disposal of other assets	209	-		59	268	-
Income (loss) from equity method on affiliated companies	(36,021)	(25,396)	41.8%	(43,524)	(79,545)	(41,821)	90.2%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(642,710)	1,506,742	142.7%	(1,226,084)	(1,868,794)	686,418	(372.3)%
Inventories	102,836	178,967	(42.5)%	(485,373)	(382,537)	(85,357)	348.2%
Deferred and other assets	(173,519)	1,636,041	(110.6)%	(433,747)	(607,266)	1,745,366	(134.8)%
Accounts payable and related parties	1,607,185	848,588	89.4%	1,011,231	2,618,416	2,316,424	13.0%
Taxes payable	(1,739,661)	(2,066,133)	15.8%	2,180,887	441,226	(627,386)	170.3%
Labor obligations	6,236	(9,731)	164.1%	(12,961)	(6,725)	(31,065)	78.4%
Estimated liabilities and provisions	195,085	440,586	(55.7)%	447,590	642,679	(1,066,242)	160.3%
Cash provided by operating activities	4,665,480	5,698,699	(18.1)%	6,052,148	10,717,631	9,200,728	16.5%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	(813,145)	(813,145)	-	0.0%
Purchase of investment securities	(5,073,296)	(2,025,193)	(150.5)%	(4,512,633)	(9,585,929)	(5,617,634)	70.6%
Redemption of investment securities	5,028,631	1,029,078	388.7%	3,619,698	8,648,329	3,106,248	178.4%
Sale of property, plant and equipment	909	-		711	1,620	-
Investment in natural and environmental resources	(1,153,444)	(746,399)	54.5%	(1,179,393)	(2,332,837)	(1,208,479)	93.0%
Additions to property, plant and equipment	(2,341,292)	(2,448,817)	4.4%	(1,914,570)	(4,255,862)	(3,367,504)	26.4%
Net cash used in investing activities	(3,538,492)	(4,191,331)	(15.6)%	(4,799,332)	(8,337,824)	(7,087,369)	17.6%

Cash flows financing activities:
Minority interest	(137,268)	(83,424)	64.5%	743,246	605,978	27,481	2,105.1%
Financial obligations	244,422	335,307	(27.1)%	(78,291)	166,131	415,133	(60.0)%
Received from associates - capitalization	70	(826)	108.5%	(43)	27	337	(92.0)%
Dividends	(1,983,151)	(1,254,628)	100.0%	61,897	(1,921,254)	(1,251,126)	53.6%
Net cash used in financing activities	(1,875,927)	(1,003,571)	86.9%	726,809	(1,149,118)	(808,175)	42.2%

Net increase (decrease) in cash and cash equivalents	(748,939)	503,798	(248.7)%	1,979,625	1,230,689	1,305,185	(5.7)%
Cash and cash equivalents at the beginnig of the year	5,703,406	4,363,506	30.7%	3,726,778	3,726,778	3,562,119	4.6%
Cash and cash equivalents at the end of the year	4,954,467	4,867,304	1.8%	5,706,403	4,957,467	4,867,304	1.9%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements t the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement,  though they do adjust to the methodology defined for this purpose.

Calculation and Reconciliation of EBITDA
Ecopetrol S.A.

COP$ Millions	2Q 2011 *	2Q 2010 *	%	1Q 2011*	1H 2011 *	1H 2010 *	%
EBITDA CALCULATION
Operating income	5,450,555	2,693,160	102.4%	5,376,783	10,827,338	5,891,370	83.8%
Plus: Depreciations, depletions and amortizations	1,383,600	942,531	46.8%	1,112,511	2,496,111	1,850,771	34.9%
UNCONSOLIDATED EBITDA	6,834,155	3,635,691	88.0%	6,489,294	13,323,449	7,742,141	72.1%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-	0.0%
Net Income	3,414,331	1,804,998	89.2%	3,404,677	6,819,008	3,901,664	74.8%
Depreciations, depletions and amortizations	1,383,600	942,531	46.8%	1,112,511	2,496,111	1,850,771	34.9%
Financial income	(1,153,622)	(1,207,951)	-4.5%	(1,014,826)	(2,168,448)	(2,170,131)	-0.1%
Financial expenses	1,684,943	1,078,370	56.2%	1,104,212	2,789,155	2,084,249	33.8%
Non financial income	(277,948)	(173,142)	60.5%	(265,637)	(543,585)	(365,952)	48.5%
Non financial expenses	319,181	474,533	-32.7%	797,484	1,116,665	1,186,870	-5.9%
Results in subsidiaries	(102,141)	113,914	-189.7%	(336,698)	(438,839)	(124,034)	253.8%
Provision for income tax	1,565,811	602,438	159.9%	1,687,571	3,253,382	1,378,704	136.0%
UNCONSOLIDATED EBITDA	6,834,155	3,635,691	88.0%	6,489,294	13,323,449	7,742,141	72.1%

Ecopetrol Consolidated
COP$ Millions	2Q 2011 *	2Q 2010 *	%	1Q 2011*	1H 2011 *	1H 2010 *	%
EBITDA CALCULATION
Operating income	5,988,361	2,543,402	135.4%	5,678,843	11,667,204	6,159,989	89.4%
Plus: Depreciations, depletions and amortizations	1,698,842	1,056,806	60.8%	1,404,141	3,102,983	2,075,786	49.5%
Minority interest	(116,158)	(20,586)	464.3%	(212,620)	(328,778)	(201,421)
CONSOLIDATED EBITDA	7,571,045	3,579,622	111.5%	6,870,364	14,441,409	8,034,354	79.7%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-
Net income	3,751,302	1,767,065	112.3%	3,110,317	6,861,619	3,721,395	84.4%
Depreciations, depletions and amortizations	1,698,842	1,056,806	60.8%	1,404,141	3,102,983	2,075,786	49.5%
Financial income	(1,301,682)	(2,410,906)	-46.0%	(1,084,549)	(2,386,231)	(3,994,533)	-40.3%
Financial expenses	1,860,447	2,268,340	-18.0%	1,220,866	3,081,313	3,958,012	-22.1%
Non financial income	(338,219)	(203,011)	66.6%	(353,079)	(691,299)	(409,778)	68.7%
Non financial expenses	388,840	505,388	-23.1%	844,963	1,233,803	1,249,433	-1.3%
Minority interest on net income	(72,472)	(2,205)	3186.7%	116,150	43,679	103,970	-58.0%
Provision for income taxes	1,700,145	618,731	174.8%	1,824,175	3,524,320	1,531,490	130.1%
Minority interest on Ebitda	(116,158)	(20,586)	464.3%	(212,620)	(328,778)	(201,421)
CONSOLIDATED EBITDA	7,571,045	3,579,622	111.5%	6,870,364	14,441,409	8,034,354	79.7%

* Not audited, for illustration purposes only

VII. Subsidiaries results

Note: Financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	2Q 2011	2Q 2010	1H 2011	1H 2010
Local Sales	0.8	8.7	2.9	17.3
Export Sales	898.9	533.6	1,788.5	1,119.0
Sales of services	-	-	-	-
Total Sales	899.7	542.3	1,791.4	1,136.3
Variable Costs	570.6	391.6	1,095.9	727.5
Fixed Costs	114.5	41.0	204.9	147.6
Cost of Sales	685.1	432.6	1,300.8	875.1
Gross profit	214.6	109.7	490.6	261.2
Operating Expenses	46.3	40.7	55.0	46.6
Operating Profit	168.2	69.0	435.6	214.6
Profit/(Loss) before taxes	187.0	47.6	462.8	189.2
Income tax	60.2	1.4	150.1	42.4
Net Income/Loss	126.9	46.2	312.8	146.8

EBITDA	240.52	197.10	577.31	328.40
EBITDA margin	27%	33%	32%	29%

Balance Sheet
(COP$ Billion)	At June 30, 2011	At March 31, 2011
Current Assets	1,078.6	1,015.4
Long Term Assets	1,478.1	1,447.8
Total Assets	2,556.7	2,463.2
Current Liabilities	547.6	532.7
Long Term Liabilities	150.7	120.3
Deferred taxes	-	-
Total Liabilities	698.3	653.0
Equity	1,858.4	1,810.2
Total Liabilities and Shareholders´ Equity	2,556.7	2,463.2

2.	Savia Perú

Income Statement
US$ million	2Q 2011	2Q 2010	1H 2011	1H 2010
Local Sales	102.1	74.5	200.8	148.2
Export Sales	-	-	-	-
Sales of services	3.1	-	5.6	1.6
Total Sales	105.2	74.5	206.4	149.8
Variable Costs	46.5	40.4	84.5	71.3
Fixed Costs	13.9	11.1	26.3	22.0
Cost of Sales	60.4	51.5	110.8	93.3
Gross profit	44.8	23.0	95.6	56.5
Operating Expenses	15.0	0.7	25.0	2.0
Operating Profit	29.8	22.3	70.6	54.5
Profit/(Loss) before taxes	29.8	16.3	70.6	45.0
Income tax	3.3	4.0	10.8	11.7
Employee profit sharing	-	-	-	-
Deferred taxes	3.1	1.1	8.0	2.0
Minority interest	-	-	-	-
Net Income/Loss	23.4	10.5	51.8	29.3

Balance Sheet
US$ million	At June 30, 2011	At March 31, 2011
Current Assets	150.1	211.3
Long Term Assets	225.2	390.2
Total Assets	375.3	601.5
Current Liabilities	49.5	92.9
Long Term Liabilities	15.9	103.6
Deferred taxes	-	30.2
Total Liabilities	65.4	226.7
Equity	309.9	374.8
Total Liabilities and Shareholders´ Equity	375.3	601.5

3.	Equión

EQUION
Income Statement
(COP$ Billion)	2Q 2011	1Q 2011	1H 2011
Local Sales	29.1	24.5	53.6
Export Sales	447.7	415.9	863.6
Sales of services	0.9	0.8	1.6
Total Sales	477.7	441.2	918.8
Variable Costs	280.2	168.2	448.4
Fixed Costs	29.0	24.3	53.3
Cost of Sales	309.2	192.5	501.7
Gross profit	168.5	248.7	417.1
Operating Expenses	119.6	5.7	125.2
Operating Profit	48.9	243.0	291.9
Profit/(Loss) before taxes	(76.1)	259.6	183.4
Income tax	62.6	48.0	110.6
Net Income/Loss	(138.7)	211.6	72.8

EBITDA	40.1	138.5	178.6
EBITDA margin	8%	31%	19%

Balance Sheet (COP$ Billion)	At June 30, 2011	At March 31, 2011
Current Assets	702.7	983.9
Long Term Assets	1,107.8	1,183.6
Total Assets	1,810.5	2,167.5
Current Liabilities	702.5	830.4
Long Term Liabilities	147.3	235.0
Deferred taxes	-	-
Total Liabilities	849.8	1,065.4
Equity	960.7	1,102.1
Total Liabilities and Shareholders´ Equity	1,810.5	2,167.5

Refining and petrochemicals

1.	Propilco

Sales volume (tons)	2Q 2011	2Q 2010	1H 2011	1H 2010
Polypropylene	91,955	89,513	187,470	198,350
Polypropylene marketing for COMAI	2,461	2,497	5,074	4,971
Total	94,416	92,010	192,543	203,321

Income Statement
(COP$ Billion)	2Q 2011	2Q 2010	1H 2011	1H 2010
Local Sales	189.0	141.8	362.0	285.6
Export Sales	200.6	174.8	401.1	386.4
Sales of services	-	-	-	-
Total Sales	389.7	316.6	763.1	672.0
Variable Costs	330.2	275.3	633.1	577.3
Fixed Costs	25.8	26.7	52.2	51.3
Cost of Sales	356.0	302.0	685.2	628.6
Gross profit	33.7	14.6	77.9	43.5
Operating Expenses	24.3	22.9	48.7	46.0
Operating Profit	9.4	(8.3)	29.2	(2.6)
Profit/(Loss) before taxes	12.0	19.2	26.9	37.0
Income tax	1.3	0.7	3.6	2.7
Minority interest	-	-	-	-
Net Income/Loss	10.7	18.5	23.3	34.3

EBITDA	22.16	1.40	54.84	16.80
EBITDA margin	6%	0%	7%	2%

Balance Sheet
COP$ Billion	At June 30, 2011	At March 31, 2011
Current Assets	599.2	586.1
Long Term Assets	506.3	507.1
Total Assets	1,105.5	1,093.2
Current Liabilities	303.5	346.0
Long Term Liabilities	160.0	116.1
Total Liabilities	463.5	462.1
Equity	642.0	631.1
Total Liabilities and Shareholders´ Equity	1,105.5	1,093.2

2.	Reficar

Sales Volume (MBD)	2Q 2011	2Q 2010*	1H 2011	1H 2010
Local	41.5	39.1	41.6	42.3
International	53.0	50.8	54.6	48.4
Total	94.6	89.9	96.1	90.7

Income Statement
(COP$ Billion)	2Q 2011	2Q 2010	1H 2011	1H 2010
Local Sales	909.8	730.4	1,421.0	1,093.2
Export Sales	1,099.2	653.9	1,699.0	1,141.3
Sales of services	-	-	-	-
Total Sales	2,009.0	1,384.3	3,120.0	2,234.5
Variable Costs	1,895.7	-	2,909.8	-
Fixed Costs	71.0	1,398.9	108.7	2,205.5
Cost of Sales	1,966.7	1,398.9	3,018.5	2,205.5
Gross profit	42.3	(14.6)	101.5	29.0
Operating Expenses	23.1	15.8	70.8	28.8
Operating Profit	19.2	(30.4)	30.7	0.2
Non Operating income	66.4	22.8	91.7	30.8
Non Operating expenses	(76.0)	(13.9)	(105.8)	(31.6)
Profit/(Loss) before taxes	9.6	(21.5)	16.6	(0.5)
Income tax	1.3	2.0	2.2	3.4
Minority interest	-	-	-	-
Net Income/Loss	8.3	(23.5)	14.4	(4.0)

EBITDA	55.63	(20.20)	86.26	2.30
EBITDA margin	3%	2%	3%	0%

Balance Sheet COP$ Billion	At June 30, 2011	At March 31, 2011
Current Assets	1,058.5	1,056.2
Long Term Assets	4,009.5	3,625.0
Total Assets	5,068.0	4,681.2
Current Liabilities	1,188.0	1,096.9
Long Term Liabilities	1,143.5	851.7
Total Liabilities	2,331.5	1,948.6
Equity	2,736.5	2,732.6
Total Liabilities and Shareholders´ Equity	5,068.0	4,681.2

Transportation

1.	Ocensa

Transported volumes (MBOD)	2Q 2011	2Q 2010	1H 2011	1H 2010
Cusiana-Porvenir	168.8	52.5	130.9	53.3
Porvenir-Vasconia	575.1	464.2	546.8	447.2
Vasconia-Coveñas	369.2	286.4	346.6	277.9
Coveñas-Export Port	336.2	253.6	325.9	260.3

Income Statement
(COP$ Billion)	2Q 2011	2Q 2010	1H 2011	1H 2010
Sales of services	258.6	217.9	492.6	810.4
Total Sales	258.6	217.9	492.6	810.4
Variable Costs	54.3	-	54.3	-
Fixed Costs	130.6	155.9	286.5	313.5
Cost of Sales	184.9	155.9	340.8	313.5
Gross profit	73.6	62.0	151.8	496.9
Operating Expenses	13.2	13.1	34.3	21.3
Operating Profit	60.4	48.9	117.5	475.6
Profit/(Loss) before taxes	5.2	48.2	33.8	414.6
Income tax	1.3	15.6	2.7	104.6
Minority interest	-	-	-	-
Net Income/Loss	3.9	32.6	31.1	310.0

EBITDA	102.2	29.2	198.8	286.0
EBITDA margin	40%	-8%	40%	35%

Balance Sheet COP$ Billion	At June 30, 2011	At March 31, 2011
Current Assets	834.8	822.6
Long Term Assets	1,115.3	1,179.7
Total Assets	1,950.1	2,002.3
Current Liabilities	321.4	369.4
Long Term Liabilities	1,017.0	1,025.1
Total Liabilities	1,338.4	1,394.5
Equity	611.7	607.8
Total Liabilities and Shareholders´ Equity	1,950.1	2,002.3

2.	ODL

	2Q 2011	2Q 2010	1H 2011	1H 2010
Transported volumes (MBOD)	216.5	141.5	198.9	129.1

Income Statement
(COP$ Billion)	2Q 2011	2Q 2010	1H 2011	1H 2010
Sales of services	66.6	37.8	136.5	70.9
Total Sales	66.6	37.8	136.5	70.9
Variable Costs	17.6	4.9	24.0	11.2
Fixed Costs	38.3	20.2	67.6	33.5
Cost of Sales	55.9	25.1	91.6	44.7
Gross profit	10.7	12.7	44.9	26.2
Operating Expenses	3.5	1.5	6.5	2.8
Operating Profit	7.2	11.2	38.4	23.4
Profit/(Loss) before taxes	5.1	5.3	18.8	5.6
Income tax	2.2	2.0	2.2	2.0
Minority interest	-	-	-	-
Net Income/Loss	2.9	3.3	16.6	3.6

EBITDA	17.9	14.3	51.1	29.0
EBITDA margin	27%	38%	37%	41%

Balance Sheet
COP$ Billion	At June 30, 2011	At March 31, 2011
Current Assets	259.25	343.82
Long Term Assets	1,622.46	1,519.62
Total Assets	1,881.71	1,863.44
Current Liabilities	121.79	106.40
Long Term Liabilities	1,303.81	1,303.81
Total Liabilities	1,425.60	1,410.21
Equity	456.11	453.23
Total Liabilities and Shareholders´ Equity	1,881.7	1,863.44

Biofuels

1.	Ecodiesel

Income Statement
(COP$ Billion)	2Q 2011	1H 2011
Domestic sales	72.8	143.4
Sales of services	-	-
Total Sales	72.8	143.4
Variable Costs	67.6	132.1
Fixed Costs	-	-
Cost of Sales	67.6	132.1
Gross profit	5.2	11.3
Operating Expenses	3.0	7.0
Operating Profit	2.1	4.2
Profit/(Loss) before taxes	0.00	0.00
Income tax	-	-
Minority interest	-	-
Net Income	0.00	0.00

EBITDA	17.10	49.30
EBITDA margin	16%	24%

Balance Sheet
COP$ Billion	At June 30, 2011	At March 31, 2011
Current Assets	48.2	45.6
Long Term Assets	94.5	96.8
Total Assets	142.7	142.4
Current Liabilities	60.1	65.0
Long Term Liabilities	61.3	56.0
Total Liabilities	121.3	121.0
Equity	21.4	21.4
Total Liabilities and Shareholders´ Equity	142.7	142.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 21, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer